04012801

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 7 pages.

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday 3 February, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

FEB 11 2004

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

ITEM	DATE LODGED	DESCRIPTION
1	16 January, 2004	Company Announcement: Receipt of TGA Approval for full range of Safety Syringes
1	30 January, 2004	Company Announcement: Appendix 4C

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dlw 2/13

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

16 January 2004

OMI receives TGA approval for full range of Safety Scalpels

Occupational and Medical Innovations Ltd ("OMI"), a Queensland based medical devices company, announced today it had received Therapeutic Goods Administration ("TGA") approval to distribute its full range of Safety Scalpels to the Australasian hospital market.

The Safety Scalpels are being manufactured by Wuxi Xinda Medical Device Co. Ltd in Shanghai and will be distributed in Australia and New Zealand by Device Technologies Australia, with which OMI signed an exclusive five-year agreement in September 2003.

A full range of interchangeable disposable plastic handles and blade cartridges are available. Uniquely, OMI also offers a stainless steel handle in the most commonly used sizes, essential for use in operating theatres.

Mr Bruce Kiehne, OMI Joint Managing Director, commented on the reaction from surgeons involved in hospital trials at the end of 2003; "We have been very encouraged by the response we have received from surgeons trialing the safety scalpel. OMI's innovative scalpel design will help to reduce dramatically the incidence of serious hand injuries among healthcare professionals in our hospitals.

"A number of hospitals have expressed an interest in conducting a trial of the scalpel and we anticipate that these will begin in the next few weeks."

The OMI Safety Scalpel features a retractable guard that allows blades to be loaded and removed in complete safety, protecting surgeons and hospital staff from sharps injuries. A simple one-handed action is required to draw the guard back to expose the blade ready to make an incision, the action is then reversed to cover the blade when it is not in use. The device achieved recognition for its innovative design at last year's Australian Design Awards, winning the award in the Industrial Design category.

The Safety Scalpel currently is exposed to the North American, Canadian, Caribbean and Mexico markets through an exclusive distribution agreement with Personna Medical, a division of the American Safety Razor Company.

Bruce Kiehne
Managing Director

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN	Quarter ended ("current quarter")
11 091 192 871	December 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (....6...months) $A'000
1.1	Receipts from customers		27	35
1.2	Payments for	(a) staff costs	(272)	(501)
		(b) advertising and	-	-
	marketing		(33)	(78)
		(c) research and	-	-
	development		(377)	(1 292)
		(d) leased assets		
		(e) other working capital		
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		15	81
1.5	Interest and other costs of finance paid		(5)	(10)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		66	104
	Net operating cash flows		(579)	(1 661)

		Current quarter $A'000	Year to date (...12...months) $A'000
1.8	Net operating cash flows (carried forward)	(579)	(1 661)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(324)	(439)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(324)	(439)
1.14	**Total operating and investing cash flows**	(903)	(2 100)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	148
1.18	Repayment of borrowings	(46)	(50)
1.19	Dividends paid	-	-
1.20	Other (Share Issue Costs)	-	-
	Net financing cash flows	(46)	98
	Net increase (decrease) in cash held	(949)	(2 002)
1.21	Cash at beginning of quarter/year to date	2 702	3 755
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1 753	1 753

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	115
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	139	139
3.2	Credit standby arrangements	-	-

Rule 12g3 - 2b exemption
File No.: **82 - 5174**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	65	107
4.2 Deposits at call	1 688	2 611
4.3 Bank overdraft	-	(16)
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	1 753	2 702

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....29/1/04.........................
Lawrence Litzow (Director)

Print name: Lawrence Litzow

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.